July 15, 2019

Seth A. Ravin
Chief Executive Officer
Rimini Street, Inc.
3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

       Re: Rimini Street, Inc.
           Registration Statement on Form S-3
           Filed July 1, 2019
           File No. 333-232484

Dear Mr. Ravin:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed July 1, 2019

Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of
Incorporation and Bylaws
Choice of Forum, page 18

1. We note your disclosure that "[your] amended and restated bylaws provides that unless
       [you] consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for" certain actions and proceedings.
       Please clearly disclose whether this exclusive forum provision applies to federal securities laws claims. If so, please provide related risk factor disclosure, including that investors may be subject to increased costs to bring a claim, and that the provision could discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
 Seth A. Ravin
Rimini Street, Inc.
July 15, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jennifer L pez-
Molina, Staff Attorney, at (202) 551-3792 with any questions.



                                                           Sincerely,
FirstName LastNameSeth A. Ravin
                                                           Division of
Corporation Finance
Comapany NameRimini Street, Inc.
                                                           Office of Consumer
Products
July 15, 2019 Page 2
cc:       Lisa A. Fontenot
FirstName LastName